FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐]

NATIONAL BANK OF GREECE

23 March 2015

PRESS RELEASE

At its meeting today, the Board of Directors of the National Bank of Greece elected Ms. Louka Katseli and Mr. Leonidas Frangiadakis to the Board, in replacement of Messrs. George Zanias and Alexandros Tourkolias, who resigned. Mr. Stefanos Vavalidis, independent non-executive director, also submitted his resignation.

After the election of the new directors, the Board of NBG reconstituted itself, electing Ms. Louka Katseli to the position of non-executive Chairman of the Board, and Mr. Leonidas Frangiadakis to the position of Chief Executive Officer of the Bank.

Completion of the review process - by the Single Supervisory Mechanism of the European Central Bank- of the new members is anticipated shortly, in line with the legislative and regulatory framework.

The Board of NBG expressed its thanks to the outgoing Chairman, Mr. G. Zanias, and the outgoing CEO, Mr. Alexandros Tourkolias, for their valuable contribution to National Bank of Greece and its Group, and wished the new management every success in the work it undertakes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: March 23rd, 2015

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: March 23rd, 2015

Director, Financial Division